                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                AirTran Holdings, Inc. (formerly ValuJet, Inc.)
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                                (Name of Issuer)


                     Common Stock $.001 par value per share
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                         (Title of Class of Securities)


                                   00949P108
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                      13G

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Timothy P. Flynn
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)   [  ]
                                                                (b)   [  ]
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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
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                5    SOLE VOTING POWER
NUMBER OF
                           25,000
  SHARES
              ------------------------------------------------------------------
                6    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 N/A
   EACH
              ------------------------------------------------------------------
                7    SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                   25,000
   WITH
              ------------------------------------------------------------------
                8    SHARED DISPOSITIVE POWER

                           N/A
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         25,000
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         Less than 0.1%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON
         IN

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                                  SCHEDULE 13G

ITEM 1.

     (a) The name of the issuer is AirTran Holdings, Inc., formerly known as ValuJet, Inc. ("AirTran").

     (b) AirTran's principal executive offices are located at 9955 AirTran Boulevard, Orlando, Florida 32827.

ITEM 2.

     (a) This Schedule 13G is filed on behalf of Timothy P. Flynn (the "Reporting Person").

     (b) The Reporting Person's principal business address is 6900 Westcliff Drive, Suite 505, Las Vegas, Nevada 89128.

     (c) The Reporting Person is a citizen of the United States of America.

     (d) The class of securities being reported on hereunder is the Common Stock, par value $.001 per share, of AirTran (the "Common Stock").

     (e) The CUSIP number of the Common Stock is 00949P108.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

           Not Applicable.

ITEM 4.    OWNERSHIP

     (a) The Reporting Person beneficially owns 25,000 shares of which 5,000 shares may be acquired by Mr. Flynn by exercise of presently exercisable options and of which 20,000 shares are owned by the Reporting Person's children.

     (b) Such shares represent less than 0.1% of AirTran Common Stock.

     (c)   Of such shares:

           (i) 25,000 shares are subject to the Reporting Person's sole power to vote (assuming the exercise of the options referred to above);

           (ii) No shares are subject to the Reporting Person's shared power to vote;

           (iii) 25,000 shares are subject to the Reporting Person's sole dispositive power (assuming the exercise of the options referred to above); and

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           (iv)  No shares are subject to the Reporting Person's shared dispositive power.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not Applicable.

ITEM 10.   CERTIFICATION

           Not Applicable.

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                                   SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                    January 28, 1998
                                                ------------------------
                                                           Date


                                                /s/ Timothy P. Flynn
                                                ------------------------
                                                     Timothy P. Flynn